Exhibit 99.1

       CRH Medical Announces Third Quarter 2016 Results

VANCOUVER, B.C. – October 27, 2016 - CRH Medical Corporation (TSX: CRH) (NYSE MKT:CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with essential services and innovative products for the prevention and treatment of gastrointestinal diseases, today announced its unaudited interim financial results for the quarter ended September 30, 2016.  All financial results are expressed in U.S. dollars.
Q3 and YTD 2016 Financial Highlights
(All amounts in US$)

	Sept. 30	Sept. 30		YTD	YTD
	2016	2015	Change	2016	2015	Change
Anesthesia services	19,446,645	9,195,363	111%	44,813,732	25,166,336	78%
Product sales	2,661,492	2,414,512	10%	7,718,797	6,944,613	11%
Total Revenue	22,108,137	11,609,875	90%	52,532,529	32,110,949	64%
Operating expenses – adjusted[1]
Anesthesia services	8,794,079	4,023,334	119%	20,275,129	10,467,372	94%
Product sales	974,257	888,395	10%	2,976,377	2,773,890	7%
Corporate	684,464	798,197	-14%	2,291,288	2,101,259	9%
Total operating expenses – adjusted[1]	10,452,800	5,709,926	83%	25,542,794	15,342,521	66%
Total operating EBITDA[1]	11,655,337	5,899,949	98%	26,989,735	16,768,428	61%
Attributable to:
Shareholders of the Company	9,122,282	5,758,474	58%	22,089,735	16,626,953	33%
Non-controlling interest	2,533,055	141,475	1690%	4,900,000	141,475	3364%

[1]	Non-IFRS Measure. Refer to page 6 of this document for reconciliation of reported results to non-IFRS measures.

"During the third quarter, we successfully completed the integration of the three acquisitions announced in June 2016.  Our pipeline remains strong and we have taken meaningful steps to identify the human resources required to support operational and growth initiatives," said Edward Wright, Chief Executive Officer of CRH.  "Our revenue growth and operating EBITDA margins continue to demonstrate the strength of our business strategy."

Third Quarter 2016, Conference Call Notification

CRH Medical will host a telephone conference call to discuss the quarter on Thursday, October 27, 2016 at 10:30 am ET. The telephone numbers for the conference call are 1-877-291-4570 or (647) 788-4919.
At the call's completion, an audio replay will be available by calling 1-800-585-8367 or (416) 621-4642 and using passcode 5508256. The phone replay will be available until November 10, 2016.

Q3 and YTD 2016 Financial Results
Revenues for the three months ended September 30, 2016 were $22,108,137 compared to $11,609,875 for the three months ended September 30, 2015. Revenues for the nine months ended September 30, 2016 were $52,532,529 compared to $32,110,949 for the nine months ended September 30, 2015. The increase in revenues is mainly attributable to revenue contributions from the anesthesia service providers acquired by the Company in the first, third and fourth quarters of 2015 in conjunction with the acquisitions completed in June 2016. The increase in revenues from the second quarter of 2016 of $5,520,596 is reflective of the AGAA, Community and Arapahoe acquisitions, and other patient case increases experienced in the quarter.
Revenues from anesthesia services for the three months ended September 30, 2016 were $19,446,645 compared to $9,195,363 for the three months ended September 30, 2015. Revenues from anesthesia services for the nine months ended September 30, 2016 were $44,813,732 compared to $25,166,336 for the nine months ended September 30, 2015. As a result of the Company's acquisitions, the periods presented are not directly comparable.
For the three and nine months ended September 30, 2016 there were no material changes in reimbursement rates for any of the payors related to our anesthesia business.  There was, however in the first quarter of the year, a change in the payor mix in our GAA business as a result of the renewal process that individuals and companies go through each year in selecting their plans and providers.  It is normal that there can be payor mix changes, especially due to the nature of the renewal process, and such changes can have either a positive or a negative impact.  During the third quarter, these payor mix changes continued as expected.  With respect to GAA, in the third quarter of 2016, the average revenue per case declined by 7% compared to 2015, which was offset fully by an increase in patient cases of 8%.  The impact on the nine months ended September 30, 2016 was a decline of 9% in the average revenue per case year over year, which was offset in part by an increase of 5% in patient cases.  The Company's continued expansion of its anesthesia business has and is expected in future, to mitigate the effect these kinds of changes in payor mix can have on our financial results.
Revenues from product sales for the three months ended September 30, 2016 were $2,661,492 compared to $2,414,512 for the three months ended September 30, 2015. Revenues from product sales for the nine months ended September 30, 2016 were $7,718,797 compared to $6,944,613 for the nine months ended September 30, 2015.  The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of September 30, 2016 the Company has trained 2,355 physicians to use the O'Regan System, representing 902 clinical practices. This compares to 2,117 physicians trained, representing 791 clinical practices, as of September 30, 2015.
For the three months ended September 30, 2016, total adjusted operating expenses were $10,452,800 compared to $5,709,926 for the three months ended September 30, 2015.  For the nine months ended September 30, 2016, total adjusted operating expenses were $25,542,794 compared to $15,342,521 for 2015.  The increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business.  Total adjusted operating expenses have increased by $2,437,436 from the immediately preceding quarter primarily due to the acquisitions completed at the end of the second quarter of 2016, offset by a reduction in corporate expenses in the period.  Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the three months ended September 30, 2016 were $8,794,079, compared to $4,023,334 in the comparable period in 2015. Anesthesia services adjusted operating expenses for the nine months ended September 30, 2016 were $20,275,129, compared to $10,467,372 in the first nine months of 2015.   Anesthesia services expenses primarily include labor related costs for certified registered nurse anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses.   The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015 and in 2016.  As a result, the third quarter of 2016 and first nine months of 2016 are not directly comparable to 2015, with the majority of the increase relating to operating expenses for acquired companies.
Product sales adjusted operating expenses for the three months ended September 30, 2016 were $974,257 compared to $888,395 for the comparable period in 2015.  Product sales adjusted operating expenses for the year to date were $2,976,377 compared to $2,773,890 for the comparable period in 2015. The increase in expenses compared to 2015 is a reflection of increased product cost and support resulting from increased sales.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O'Regan System.
Corporate adjusted operating expenses for the three months ended September 30, 2016 were $684,464 compared to $798,197 for the three months ended September 30, 2015.  Corporate adjusted operating expenses for the nine months ended September 30, 2016 were $2,291,288 compared to $2,101,259 for the comparable period of 2015.  The reduction in corporate expenses from the third quarter of 2015 reflects the Company's reduced need for professional services in the quarter.  The increase in corporate expenses in the year to date period reflects an increase in employee related costs and insurance, offset by a reduction in professional fees, and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering.
Operating EBITDA attributable to shareholders of the Company for the quarter was $9,122,282, an increase of $3,363,808 from 2015.  Operating EBITDA attributable to shareholders of the Company for the nine months ended September 30, 2016 was $22,089,735, an increase of $5,462,782 from the same period in 2015.  The increase in Operating EBITDA is primarily a reflection of the operating EBITDA contribution from the Company's anesthesia services providers acquired in the third and fourth quarters of 2015 and in the second quarter of 2016.
Operating EBITDA attributable to non-controlling interest was $2,533,055 for the three months ended September 30, 2016.  This comprises the non-controlling interests' share of revenues of $4,589,687 and adjusted operating expenses of $2,056,632.  Operating EBITDA attributable to non-controlling interest was $4,900,000 for the nine months ended September 30, 2016.  This comprises the non-controlling interests' share of revenues of $8,410,080 and adjusted operating expenses of $3,510,080.

Total operating EBITDA was $11,655,337 for the three months ended September 30, 2016, an increase of $5,755,388 from the third quarter of 2015.  Total operating EBITDA was $26,989,735 for the nine months ended September 30, 2016, an increase of $10,221,307 from the first nine months of 2015.  Operating EBITDA has increased by $3,083,160 from the immediately preceding quarter.
The Company's September 30, 2016 financial report and corresponding MD&A are available on www.sedar.com and the Company's website at www.crhmedcorp.com.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with eight additional acquisitions of anesthesia companies since GAA. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.  The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.  When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure.  These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective.  Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS.  Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures.  Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers.  Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:
Operating EBITDA
$USD	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Operating EBITDA attributable to:
Shareholders of the Company	9,122,282	5,758,474	22,089,735	16,626,953
Non-controlling interest	2,533,055	141,475	4,900,000	141,475
Total Operating EBITDA	11,655,337	5,899,949	26,989,735	16,768,428
Amortization expense	(4,711,723)	(1,744,727)	(10,112,227)	(4,606,648)
Depreciation and related expense	(20,632)	(17,134)	(75,554)	(46,114)
Stock based compensation	(297,729)	(1,000,996)	(851,289)	(2,488,936)
Acquisition expenses	(20,720)	(221,454)	(368,974)	(237,537)
Impairment of inventory	-	(240,946)	-	(240,946)
Impairment of intangible assets	-	(389,690)	-	(389,690)
Operating income	6,594,533	2,285,002	15,581,691	8,758,557
Net finance income (expense)	(1,381,487)	(1,012,525)	(3,247,869)	(7,170,184)
Income tax (expense) recovery	(187,525)	441,755	(2,611,676)	1,372,215
Net and comprehensive income	5,025,521	1,714,232	9,722,146	2,960,588

Operating expenses - adjusted
$USD	Q3 2016	Q3 2015	YTD 2016	YTD 2015

Anesthesia services operating expense – adjusted	8,794,079	4,023,334	20,275,129	10,467,372
Amortization expense	4,711,723	1,744,727	10,112,227	4,606,648
Depreciation and related expense	2,504	2,578	6,079	4,286
Stock based compensation	38,308	13,198	81,822	25,288
Acquisition expenses	20,720	221,454	368,972	221,454
Impairment of intangible asset	-	389,690	-	389,690
Anesthesia services expense	13,567,334	6,394,981	30,844,229	15,714,738

Product sales operating expense – adjusted	974,257	888,395	2,976,377	2,773,890
Amortization expense	-	-	-	-
Depreciation and related expense	14,610	648	30,253	1,947
Stock based compensation	90,211	105,620	272,977	320,979
Impairment of inventory	-	240,946	-	240,946
Product sales expense	1,079,078	1,235,609	3,279,607	3,337,762

Corporate operating expenses – adjusted	684,464	798,197	2,291,288	2,101,259
Amortization expense	-	-	-	-
Depreciation and related expense	13,518	13,907	39,222	39,881
Stock based compensation	169,210	882,179	496,492	2,142,669
Acquisition expenses	-	-	-	16,083
Corporate expense	867,192	1,694,283	2,827,002	4,299,892

Total operating expense – adjusted	10,452,800	5,709,926	25,542,794	15,342,521
Total operating expense	15,513,604	9,324,873	36,950,838	23,352,392

Forward looking statements:

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's Credit Facilities; risks related to increased leverage resulting from incurring more debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the "ACA") and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; ASCs or other customers may terminate or not renew their agreements; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company's management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; health and safety risks are intrinsic within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract GIs and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status; risks related to writing-off intangible assets; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors appropriately recording or documenting services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information.